Exhibit 99.1

Natus Medical Incorporated to be acquired by ArchiMed Group for $33.50 per share in cash

Highlights:

•	Transaction values Natus Medical, Incorporated at approximately $1.2 billion total equity value

•	Pre-announces preliminary financial results for the first quarter ended March 31, 2022

MIDDLETON, WI (April 18, 2022) – Natus Medical Incorporated (NASDAQ: NTUS), (the “Company” or “Natus”), a leading provider of medical device solutions to screen, diagnose, and treat disorders affecting the brain, neural pathways, and eight sensory nervous systems, announced today that it has entered into a definitive agreement to be acquired by an affiliate of ArchiMed (“ArchiMed”), a leading investment firm focused exclusively on the healthcare industry for approximately $1.2 billion. Under the terms of the agreement, Natus shareholders will receive $33.50 in cash for each share of Natus common stock, representing a 29% premium to the closing price of the Company’s common stock on April 14, 2022.

“The sale of Natus Medical to ArchiMed will provide our shareholders with immediate and substantial cash value, as well as a compelling premium, and the Board has unanimously agreed that this transaction is in the best interests of our shareholders,” said Joshua H. Levine, Chairman of Natus Medical, Incorporated.”

“Our nearly 1,400 Natus Teammates remain committed to advance the standard of care and improve outcomes and quality of life for patients affected by disorders of the brain, neural pathways, and eight sensory nervous systems,” said Thomas J. Sullivan, President & Chief Executive Officer of Natus Medical, Incorporated. “ArchiMed’s mix of operational, medical, scientific and financial expertise will help us continue our mission to serve our customers while delivering immediate value to shareholders.”

Under the terms of the agreement, Natus shareholders will receive $33.50 in cash for each share of Natus common stock they own. The transaction has fully committed equity financing from funds affiliated with ArchiMed and fully committed debt financing, and there are no financing conditions associated with the transaction.

Natus’s Board of Directors has unanimously approved the merger agreement with ArchiMed and recommends that Natus’s shareholders adopt the merger agreement. In connection with the transaction, the Company will prepare a proxy statement to be filed with the U.S. Securities and Exchange Commission (“SEC”). Following any review by the SEC, a definitive proxy statement will be mailed to shareholders of Natus. Natus expects to hold a Special Meeting of Shareholders to consider and vote on the proposed merger and the merger agreement as soon as practicable after the mailing of the proxy statement. The transaction is expected to close in the third quarter of 2022, subject to customary closing conditions, including approval by Natus shareholders and receipt of regulatory approvals. Upon completion of the transaction, Natus will become a private company and Natus shares will no longer be listed on any public market.

Under the terms of the merger agreement, Natus may solicit proposals from third parties for a period of 30 days continuing through May 17, 2022, and in certain cases for a period of 35 days continuing through May 22, 2022. In addition, Natus may, at any time prior to receipt of shareholder approval, subject to the provisions of the merger agreement, respond to unsolicited proposals that constitute or would reasonably be expected to lead to a superior proposal. Natus will have the right to terminate the merger agreement with ArchiMed to enter into a superior proposal subject to the terms and conditions of such agreement, including payment of a customary termination fee. There can be no assurance that the solicitation process will result in a superior proposal or that any other transaction will be approved or completed. Natus does not intend to disclose developments with respect to this solicitation process unless and until its Board of Directors determines such disclosure is appropriate or is otherwise required.

Preliminary Financial Results

Revenue for the first quarter 2022 was $119.8 million, up 4.3% compared to $114.9 million in the first quarter 2021. During the first quarter of 2022, Natus incurred $3.4 million of extraordinary supply chain costs associated with acquiring semiconductors. The Company ended the quarter with $84 million in cash and no debt, up from $75.6 million at the beginning of the quarter. The Company will release its full 2022 first quarter financial results after the close of the market on Thursday, May 5th. The previously announced conference call scheduled for Friday, May 6th at 8:00 a.m. Eastern Time (5:00 a.m. Pacific Time) will be cancelled.

Financial Guidance

Due to the announced transaction, the Company will no longer update financial guidance.

Advisors

In connection with the transaction, Stifel is serving as a financial advisor to Natus, and Davis Polk & Wardwell LLP is serving as legal advisor to Natus.

About Natus Medical Incorporated

Natus delivers innovative and trusted solutions to screen, diagnose, and treat disorders affecting the brain, neural pathways, and eight sensory nervous systems to advance the standard of care and improve patient outcomes and quality of life. The Company offers hardware, advanced software and algorithms, and consumables that provide stimulus, acquire and monitor physiological signals, and capture the body’s response. With sales in over 100 countries, Natus is a leader in neurodiagnostics, pediatric retinal imaging, and infant hearing screening, as well as a leading company in hearing assessment, hearing instrument fitting, balance, and intracranial pressure monitoring.

Additional information about Natus Medical can be found at www.natus.com.

COMPANY CONTACT:

Natus Medical Incorporated

Drew Davies

Executive Vice President and Chief Financial Officer

(925) 223-6700

InvestorRelations@Natus.com

About ArchiMed - www.archimed.group

With offices in the US and Europe, ArchiMed is a leading investment firm focused exclusively on healthcare industries. Its mix of operational, medical, scientific and financial expertise allows ArchiMed to serve as both a strategic and financial partner to North American and European healthcare businesses. Prioritized areas of focus include biopharmaceutical products & services, life science tools, medical devices & technologies, diagnostics, healthtech and consumer health. ArchiMed helps partners internationalize, acquire, innovate and expand their products and services. Over the last twenty years, ArchiMed’s leadership team has directly managed and invested in over eighty small to large-size healthcare companies globally, representing over €50 billion of combined value. ArchiMed manages over €5 billion across its various funds. Since inception, ArchiMed has been a committed Impact investor, both directly and through its Eurêka Foundation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “should,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include, but are not limited to, statements about the benefits and effects of the transaction, the expected timing of the completion of the transaction, the amounts to be received by shareholders. Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risks related to Ukraine conflict or the COVID-19 pandemic on the global economy and financial markets, the uncertainties relating to the impact of the Ukraine conflict or the COVID-19 pandemic on Natus’s business, the uncertainties as to the timing of the transaction; uncertainties as to whether Natus shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the parties’ control; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Natus’s business relationships with third parties; transaction costs; and the risks identified under the heading “Risk Factors” in Natus’s Annual Report on Form 10-K, filed with the SEC on February 25, 2022, as well as Natus’s subsequent Current Reports on Form 8-K and other information filed by Natus with the SEC. Please consult these documents for a more complete understanding of these risks and uncertainties. This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of these materials, and Natus assumes no obligation to update any written or oral forward-looking statement made by Natus or on its behalf as a result of new information, future events or other factors, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed transaction involving Natus. In connection with the proposed transaction, Natus plans to file with the SEC a proxy statement on Schedule 14A (the “Proxy Statement”). This communication is not a substitute for the Proxy Statement or any other document that Natus may file with the SEC and send to its shareholders in connection with the proposed transaction. The proposed transaction will be submitted to Natus’s shareholders for their consideration. Before making any voting decision, Natus’s shareholders are urged to read all relevant documents filed or to be filed with the SEC, including the Proxy Statement, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Natus and the proposed transaction.

Natus’s shareholders will be able to obtain a free copy of the Proxy Statement, as well as other filings containing information about Natus, free of charge, at the SEC’s website (www.sec.gov). Copies of the Proxy Statement and other documents filed by Natus with the SEC may be obtained, without charge, by contacting Natus through its www.natus.com under the heading Investor Relations.

Participants in the Solicitation

The Company, its directors, executive officers and other persons related to Natus may be deemed to be participants in the solicitation of proxies from Natus’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Natus and their ownership of Natus common stock is set forth in Natus’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022 and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 28, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant materials to be filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.